

SECURITIES
V.

06005506 V

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 66302

REPORT FOR THE PERIOD BEGINNING January 1, 2005 _____ AND ENDING December 31, 2005 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Financial LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14 Main Street, Suite 100

(No. and Street)

Madison   NJ   07940

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Masucci, 973-889-1973 x101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron and Rosen, LLP

(Name – *if individual, state/last, first, middle name*)

1400 Computer Driver   Westborough   MA   (Zip Code)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2006
THOMSON
FINANCIAL

MAR 0 2 2006
152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Samuel Masucci _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Macro Financial _____, as

of February 27 _____, 2006 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

                                     Signature

                     CEO

                                       Title

Notary Public

This report ** contains (check all applicable boxes) **MOLY K. HUNG**
An Attorney At Law of the
State of New Jersey

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MACRO FINANCIAL, LLC

Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Macro Financial, LLC
Madison, New Jersey

We have audited the accompanying statement of financial condition of **Macro Financial, LLC** as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Macro Financial, LLC** at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin Charron + Rosen LLP

Westborough, Massachusetts
February 23, 2006

-1-

MACRO FINANCIAL, LLC

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	38,520
Marketable securities		97,975
Prepaid expenses		500
Total assets	**$**	**136,995**

Liabilities and Member's Equity

Liabilities		
Accounts payable	**$**	**800**
Member's equity		
Member contributions		216,068
Accumulated other comprehensive loss		(1,025)
Accumulated deficit		(78,848)
Total member's equity		**136,195**
Total liabilities and member's equity	**$**	**136,995**

See notes to financial statements

-2-

MACRO FINANCIAL, LLC

Statement of Operations
For the Year Ended December 31, 2005

Revenue		
Interest income	$	4,281
Expenses		
Regulatory fees and expenses		
Licenses and permits		90
Other expense		
Professional fees		13,913
Dues and subscriptions		1,450
Miscellaneous		1,123
Outside Services		150
Insurance		639
Finance and bank charges		575
		17,850
Total expenses		17,940
Net loss	$	(13,659)

See notes to financial statements

MACRO FINANCIAL, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

	Member Contributions	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balances at January 1, 2005	$ 191,068	$ -	$ (65,189)	$ 125,879
Net unrealized loss on marketable securities	-	(1,025)		(1,025)
Net loss	-	-	(13,659)	(13,659)
Comprehensive loss				(14,684)
Additional member contributions	25,000		-	25,000
Balances at December 31, 2005	$ 216,068	$ (1,025)	$ (78,848)	$ 136,195

See notes to financial statements

-4-

MACRO FINANCIAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities		
Net loss	$	(13,659)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(500)
Decrease in accounts payable		(6,700)
Net cash used for operating activities		**(20,859)**
Cash flows from investing activities		
Purchase of marketable securities		**(99,000)**
Cash flows from financing activities		
Member contributions		**25,000**
Net decrease in cash and cash equivalents		(94,859)
Cash and cash equivalents - beginning		133,379
Cash and cash equivalents - ending	$	**38,520**
Supplemental disclosures of cash flows information:		
Interest	$	-
Income taxes	$	-
Summary of non-cash investing and financing transactions:		
Unrealized loss on marketable securities	$	**(1,025)**

See notes to financial statements

-5-

1. Nature of Operations

Macro Financial, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed in October 2003 and received NASD approval and registered with the SEC as a broker-dealer in June 2004. The Company is a full service broker-dealer per the management agreement with the NASD. The Company is a single member LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Cash equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts as of December 31, 2005.

Marketable Securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive loss. Securities held at December 31, 2005 represent certificates of deposit whose acquisition cost approximates market value. Realized gains or losses on securities sold are based on the specific identification method.

Income Taxes

The Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reported on the tax returns of Macro Securities Research, LLC.

Notes to Financial Statements
For the Year Ended December 31, 2005

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2005, the Company had net capital as defined of $134,452, which exceeded the required net capital by $34,452.

No material differences existed between the audited net capital computation and the computation prepared by the Company as of December 31, 2005.

4. Concentration of Credit Risk

The Company has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution.

5. Related Party Transactions

The Company is owned by Macro Securities Research, LLC (MSR), with which the Company has entered into a management agreement dated March 12, 2004. Per the agreement, MSR will assume and pay all expenses related to the day to day operations of the Company.

MACRO FINANCIAL, LLC

Schedule I: Computation of Net Capital for Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2005

Total member equity qualified for net capital	$	136,195
Deductions and/or changes:		
Nonallowable assets:		
Prepaid expenses		500
Haircut		1,243
Net capital	$	134,452
Aggregate indebtedness (A.I.):		
Total A.I. liabilities from statement of financial condition:		
Accounts payable	$	800
Computation of basic net capital requirement:		
Minimum net capital required	$	100,000
Excess net capital	$	34,452
Excess net capital at 1,000 percent	$	134,372
Ratio of A.I. to net capital		0.01 to 1

Continued --

MACRO FINANCIAL, LLC

Schedule II - Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2005

Macro Financial, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

To the Member
Macro Financial, LLC
Madison, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of **Macro Financial, LLC** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-10-

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cali Chann + Roven LLP

Westborough, Massachusetts
February 23, 2006